FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of August 2009

EXCEL MARITIME CARRIERS LTD.
(Translation of registrant's name into English)

Par La Ville Place
14 Par-La-Ville Road
Hamilton, HM JX, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ____

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is Management's Discussion and Analysis of Financial Condition and Results of Operation and consolidated financial statements and related information and data of Excel Maritime Carriers Ltd. (the "Company") as of and for the six month period ended June 30, 2009.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3 (Registration No. 333-144909) filed on July 27, 2007, Form F-3 (Registration No. 333-159212) filed on May 13, 2009 and Form F-3 (Registration No. 333-159213) filed on May 13, 2009.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this document may constitute forward-looking statements.

The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Please note in this document, "we", "us", "our", "the Company", and "Excel" all refer to Excel Maritime Carriers Ltd. and its consolidated subsidiaries.

Excel Maritime Carriers Ltd., or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "will", "may", "should", "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, managements examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter hire rates and vessel values, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, performance of their obligations by counterparties to our charters, our ability to obtain any necessary financing or to comply with covenants therein, changes in governmental rules and regulations, changes in income tax legislation or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the U.S. Securities and Exchange Commission, or the SEC.

Exhibit 1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following is a discussion of our financial condition at June 30, 2009 and December 31, 2008 and our results of operations comparing the six months ended June 30, 2009 with the six months ended June 30, 2008. You should read this section in conjunction with the unaudited interim consolidated financial statements including the related notes to those financial statements included elsewhere in this report. This discussion includes forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, such as those set forth in the "Risk Factors" section of the Company's Annual Report on Form 20-F filed on May 1, 2009. There have been no material changes from the "Risk Factors" previously disclosed in our Form 20-F for the year ended December 31, 2008.

A. Factors Affecting Our Results of Operations

Voyage revenues from vessels

Gross revenues from vessels consist primarily of (i) hire earned under time charter contracts, where charterers pay a fixed daily hire or (ii) amounts earned under voyage charter contracts, where charterers pay a fixed amount per ton of cargo carried. Gross revenues are also affected by the proportion between voyage and time charters, since revenues from voyage charters are generally higher than equivalent time charter hire revenues, as they are of a shorter duration and cover all costs relating to a given voyage, including port expenses, canal dues and fuel (bunker) costs. Accordingly, period-to-period comparisons of gross revenues are not necessarily indicative of the fleet's performance. The time charter equivalent per vessel, or TCE, which is defined as gross revenue per day less commissions and voyage costs, provides a more accurate measure for comparison.

 Subsequent to December 31, 2008, the Company reached an agreement (effective as of January 26th, 2009) with the charterers of the vessel Kirmar, reducing the daily hire from $105,000 per day gross to $49,000 per day net, while at the same time, extending the duration of the charter by 24 months.  Additionally, the Company, during the full revised charter party period, as part of a profit sharing agreement, is entitled to receive all daily hire proceeds in excess of $59,000 net.  Lastly, the Company has received a prepayment of $15.0 million, serving as security for the performance of the amended terms of the charter party, which will be amortized to income over the charter period.

 In addition, on April 16, 2009 the vessel Sandra terminated her existing time charter with respect to which the Company received an amount of approximately $2.0 million as compensation for the early termination and entered into a new charter at a daily rate of $32,000 expiring in September 2010.  A second charter on the vessel has been fixed upon completion of her current charter at a rate of $25,000 through February 2016.

 Voyage expenses and commissions to a related party

Voyage expenses consist of all costs relating to a given voyage, including port expenses, canal dues, fuel costs, net of gains or losses from the sale of bunkers to charterers, and commissions. Under voyage charters, the owner of the vessel pays such expenses whereas under time charters the charterer pays such expenses excluding commissions. Therefore, voyage expenses can fluctuate significantly from period to period depending on the type of charter arrangement.

 Vessel operating expenses

Vessel operating expenses consist primarily of crewing, repairs and maintenance, lubricants, victualling, stores and spares and insurance expenses. The vessel owner is responsible for all vessel operating expenses under voyage charters and time charters.

Depreciation

Vessel acquisition cost and subsequent improvements are depreciated on a straight-line basis over the remaining useful life of each vessel, estimated to be 28 years from the date of construction. In computing vessel depreciation, the estimated salvage value is also taken into consideration. Effective October 1, 2008 and following management's reassessment of the residual value of the vessels, the estimated salvage value per light weight ton (LWT) was increased to $200 from $120. Management's estimate was based on the average demolition prices prevailing in the market during the last five years for which historical data were available.

Depreciation of office, furniture and equipment is calculated on a straight line basis over the estimated useful life of the specific asset placed in service, which ranges from three to nine years.

Dry-docking and special survey costs

Effective January 1, 2009, the Company changed the method of accounting for dry-docking and special survey costs from the deferral method, under which costs associated with the dry-docking and special survey of a vessel are deferred and charged to expense over the period to a vessel's next scheduled dry-docking, to the direct expense method, under which the dry-docking and special survey costs will be expensed as incurred. Management considers this as a preferable method because (i) it eliminates the subjectivity in the financial statements that occurs when determining which costs are eligible for deferral; such elimination of subjectivity enhances transparency in the balance sheet; (ii) is consistent with recent accounting policy and informal trends in the shipping industry; and (iii) is consistent with the asset and liability framework in the concept statements.

The following table sets forth our selected historical consolidated financial data and other operating information at the dates and for the periods shown.

Selected Historical Financial Data and Other Operating Information (1)
	Six months ended June 30,
	2008 (2)	2009
INCOME STATEMENT DATA:
(In thousands of U.S.Dollars, except for share and per share data)
Voyage revenues	$201,491	$191,245
Time charter amortization	73,298	204,446
Revenues from managing related party vessels	465	277
Voyage expenses	(10,144)	(9,877)
Charter hire expense	(6,836)	(16,281)
Charter hire amortization	(8,315)	(19,816)
Commissions – related party	(1,822)	(1,025)
Vessel operating expenses	(28,127)	(42,210)
Depreciation	(37,641)	(61,266)
Dry docking and special survey costs	(7,324)	(7,932)
General and administrative expenses	(14,832)	(16,865)
Gain on sale of vessel	-	61
Operating income	160,213	220,757
Interest and finance costs, net	(18,851)	(32,432)
Interest rate swap gains	17,631	8,185
Foreign exchange losses	(208)	(37)
Other, net	(133)	(177)
US source income taxes	(489)	(353)
Income from investment in affiliate	404	-
Net income	158,567	195,943
Loss assumed by non-controlling interests	51	87
Net income attributable to Excel	$158,618	$196,030

Earnings per common share, basic	$5.31	$3.35
Weighted average number of shares, basic	29,895,936	58,480,526
Earnings per common share, diluted	$5.28	$3.27
Weighted average number of shares, diluted	30,048,407	59,935,790

Selected Historical Financial Data and Other Operating Information
	December 31, 2008 (2)	June 30, 2009
BALANCE SHEET DATA, at end of period:
(In thousands of U.S.Dollars)
Cash and cash equivalents	$109,792	$86,511
Current assets, including cash	127,050	98,983
Fixed assets, net	2,895,337	2,838,990
Total assets	3,316,809	3,209,731
Current liabilities, including current portion of long-term debt	314,903	207,423
Total long-term debt, excluding current portion	1,256,707	1,222,394
Total stockholders' equity	1,053,398	1,302,605

	Six months ended June 30,
	2008 (2)	2009
OTHER FINANCIAL DATA:
(In thousands of U.S.Dollars, except fleet data and average daily results)
Net cash provided by operating activities	$135,320	$64,438
Net cash provided by (used in) investing activities	(701,774)	262
Net cash provided by (used in) financing activities	450,046	(93,073)

FLEET DATA:
Average number of vessels (3)	30.1	47.4
Available days for fleet (4)	5,296	8,365
Calendar days for fleet (5)	5,480	8,581
Fleet utilization (6)	96.6%	97.5%

AVERAGE DAILY RESULTS:
Time charter equivalent rate (7)	$35,786	$21,559
Vessel operating expenses(8)	5,133	4,919
General and administrative expenses (9)	2,745	1,970
Total vessel operating expenses (10)	7,878	6,889

(1) On January 29, 2008, we entered into an Agreement and Plan of Merger with Quintana Maritime Limited ("Quintana") and Bird Acquisition Corp. ("Bird"), our newly established, direct wholly-owned subsidiary. On April 15, 2008, we completed the acquisition of 100% of the voting equity interests in Quintana. As a result of the acquisition, Quintana operates as a wholly owned subsidiary of Excel under the name Bird. The acquisition of Quintana was accounted for under the purchase method of accounting. We began consolidating Quintana from April 16, 2008, as of which date the results of operations of Quintana are included in our earnings.

(2) The financial information for 2008 has been adjusted to reflect the adoption of Statement of Financial Accounting Standards No. 160, "Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No.51" and FSP No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)", as well as the change in the method of accounting for dry-docking and special survey costs discussed above. With the exception of SFAS 160 which requires retrospective application only in the presentation and disclosure requirements, the other two accounting changes require retrospective application for all periods presented and were effected  in the accompanying unaudited interim consolidated financial statements in accordance with  FASB Statement No. 154 "Accounting Changes and Error Corrections", which requires that an accounting change should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts. The effect of the above changes is presented in the notes to the unaudited interim consolidated financial statements included elsewhere in this report.

(3) Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of calendar days each vessel was a part of our fleet during the period divided by the number of calendar days in that period.

(4) Available days for fleet are the total calendar days the vessels were in our possession for the relevant period after subtracting for off hire days associated with major repairs, dry-dockings or special or intermediate surveys.

(5) Calendar days are the total days we possessed the vessels in our fleet for the relevant period including off hire days associated with major repairs, dry-dockings or special or intermediate surveys.

(6) Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing available days by fleet calendar days for the relevant period.

(7) Time charter equivalent, or TCE, is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing voyage revenues, (net of voyage expenses) by available days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs, net of gains or losses from the sales of bunkers to time charterers that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions.

Time charter equivalent revenue and TCE rate are not measures of financial performance under U.S. GAAP and may not be comparable to similarly titled measures of other companies. However, TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company's performance despite changes in the mix of charter types (i.e., spot voyage charters, time charters and bareboat charters) under which the vessels may be employed between the periods. The following table reflects the calculation of our TCE rate for the years presented (amounts in thousands of U.S. dollars, except for TCE rate, which is expressed in U.S. dollars and available days):

	Six months ended June 30,
	2008	2009
Voyage revenues	$201,491	$191,245
Less: Voyage expenses and commissions to related party	(11,966)	(10,902)
Time Charter equivalent revenues	189,525	180,343
Available days for fleet	5,296	8,365
Time charter equivalent (TCE) rate	$35,786	$21,559

(8) Daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs is calculated by dividing vessel operating expenses by fleet calendar days for the relevant time period.

(9) Daily general and administrative expenses are calculated by dividing general and administrative expenses including foreign exchange differences by fleet calendar days for the relevant time period.

(10) Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of vessel operating expenses and general and administrative expenses. Daily TVOE is the sum of daily vessel operating expenses and daily general and administrative expenses.

Results of Operations

Six months ended June 30, 2009 compared to the six months ended June 30, 2008

Voyage revenues from vessels

Voyage revenues decreased by $10.3 million, or 5.1%, to $191.2 million in the six months ended June 30, 2009, compared to $201.5 million in the six months ended June 30, 2008.  The decrease is attributable to the prolonged decline prevailing in the market since August 2008, which is also reflected in the time charter equivalent rate which decreased by 39.8% in the six month period ended June 30, 2009 to $21,559 per ship per day from $35,786 per ship per day in the six month period ended June 30, 2008, offset in part by the increase in the average number of vessels operated from an average of 30.1 vessels in the six month period ended June 30, 2008 to 47.4 vessels in the six month period ended June 30, 2009.

Time charter amortization

Time charter amortization, which relates to the amortization of unfavorable time charters that were fair valued upon the acquisition of Quintana, increased by $131.1 million or 178.9% to $204.4 million for the six month period ended June 30, 2009 compared to $73.3 million for the six month period ended June 30, 2008. Included in 2009 time charter amortization is an amount of $51.5 million related to the accelerated amortization of the deferred liability related to the vessels Sandra and Coal Pride due to the termination of their time charters that were assumed by the Company upon acquiring Quintana.

Voyage expenses and commissions to a related party

Voyage expenses slightly decreased by $0.2 million, or 2%, to $9.9 million for the six month period ended June 30, 2009, compared to $10.1 million for the six month period ended June 30, 2008.  Commissions to a related party decreased by $0.8 million, or 44.4%, to $1.0 million in the six months ended June 30, 2009 as compared to $1.8 million in the respective period in 2008.

Charter hire expense

Charter hire expense for the six month period ended June 30, 2009 amounted to $16.3 million and represents bareboat hire for the bareboat vessels chartered-in by the Company. Charter hire expense for the respective period in 2008 amounted to $6.8 million.

Charter hire amortization

Charter hire amortization, which relates to the favorable bareboat charters that were fair valued upon the acquisition of Quintana, amounted to $8.3 million and $19.8 million for the six month periods ended June 30, 2008 and 2009, respectively.

Vessel operating expenses

Vessel operating expenses increased by $14.1 million, or 50.2%, to $42.2 million in the six month period ended June 30, 2009 compared to $28.1 million for the six month period ended June 30, 2008. The increase is mainly attributable to the increase in the number of vessels operated from an average of 30.1 vessels in the six month period ended June 30, 2008 to 47.4 vessels in the six month period ended June 30, 2009.

 Daily vessel operating expenses per vessel decreased by $214 or 4.2%, to $4,919 for the six month period ended June 30, 2009 compared to $5,133 for the corresponding period in 2008. This decrease was mainly attributed to the economies of scale from our merging with Quintana, which reduced the average age of the combined fleet and the application of joint fleet management processes that resulted in certain savings.

Depreciation

Depreciation expense, which includes depreciation of vessels and depreciation of office furniture and equipment increased by $23.7 million, or 63%, to $61.3 million for the six month period ended June 30, 2009, compared to $37.6 million for the six month period ended June 30, 2008. The increase is mainly attributable to the increase in the number of vessels operated from an average of 30.1 vessels in the six month period ended June 30, 2008 to 47.4 vessels in the six month period ended June 30, 2009.

Dry-docking and special survey costs

Following the change in the method of accounting for the dry-docking and special survey cost discussed above, dry-docking and special survey costs represent the costs incurred for passing the vessels' dry-docking and special survey. Such costs amounted to $7.9 million in the six month period ended June 30, 2009 as compared to $7.3 million in the respective period of 2008.

General and Administrative Expenses

General and administrative expenses increased by $2.1 million, or 14.2%, to $16.9 million for the six month period ended June 30, 2009 compared to $14.8 million for the six month period ended June 30, 2008. Our general and administrative expenses include salaries and other related costs of the executive officers and other employees, office rent, legal and auditing costs, regulatory compliance costs and other miscellaneous office expenses.

The general and administrative costs were higher during the six month period ended June 30, 2009 compared to the respective period in 2008 due to the increase in our shore-based personnel following the acquisition of Quintana and the increased costs of operating a larger fleet. Stock-based compensation for the six month period ended June 30, 2009 was $5.4 million as compared to $2.7 million for the corresponding period in 2008. As at June 30, 2009, the total unrecognized cost related to the above awards was $5.5 million and will be recognized through December 31, 2012.

Interest and finance costs, net

Interest and finance costs, net, which include interest and finance costs and interest income, increased by $13.5 million, or 71.4%, to $32.4 million in the six month period ended June 30, 2009 compared to $18.9 million for the respective period in 2008. The increase is primarily attributable to increased interest costs due to the increase in the average outstanding debt balances following the loan obtained to partly finance the acquisition of Quintana in April 2008.

Interest rate swap gains

Interest rate swap gains were $8.2 million for the six month period ended June 30, 2009 as compared to a gain of $17.6 million in the respective period of 2008. Interest rate swap gains include realized interest rate swap losses for the six month period ended June 30, 2009 of $12.8 million as compared to realized interest rate swap losses of $3.4 million in the six month period ended June 30, 2008. In addition, included in interest rate swap gains for the six month periods ended June 30, 2008 and 2009 are unrealized gains of $21.0 million for both periods attributable to the mark- to- market valuation of interest rate swaps that do not qualify for hedge accounting.

Other net

Other net amounted to a loss of $0.2 million for the six month period ended June 30, 2009 compared to a loss of $0.1 million in the respective period in 2008.

U.S. source income taxes

U.S. source income taxes amounted to $0.4 million for the six month period ended June 30, 2009 and $0.5 million for the six month period ended June 30, 2008.

Income from investment in affiliate

Income from investment relates to our share (18.9%) of the earnings of Oceanaut Inc., or Oceanaut, a blank check corporation that was organized in May 2006 under the laws of the Republic of the Marshall Islands and was formed to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry.

At a special meeting held on April 6, 2009, Oceanaut's shareholders voted to approve the dissolution and liquidation of Oceanaut. As a result, on April 15, 2009, we received $5.2 million, representing the amount recovered following Oceanaut's liquidation.

Loss assumed by non-controlling Interests

Loss assumed by non-controlling interests in the six month periods ended June 30, 2008 and 2009 represents the joint ventures partners' share of the losses of the joint ventures.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosure at the date of our financial statements. Actual results may differ from these estimates under different assumptions and conditions.

Critical accounting policies are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions. As the discussion and analysis of our financial condition and results of operations is based upon our interim unaudited consolidated financial statements, they do not include all of the information on critical accounting policies normally included in consolidated financial statements. Accordingly, a detailed description of these critical accounting policies should be read in conjunction with the consolidated financial statements and footnotes thereto included in Excel Maritime Carriers Ltd.'s Audited Consolidated Financial Statements for the year ended December 31, 2008, as adjusted, as filed with the SEC on Form 6-K dated June 1, 2009, to reflect the retrospective adoption of the changes in accounting as adopted by the Company January 1, 2009.  There have been no material changes from the "Critical Accounting Policies" previously disclosed in the aforementioned Form 6-K.

Recent Developments

Nordea Bank Finland PLC Senior Secured Credit Facility

In anticipation of the merger with Quintana, we entered into a senior secured credit agreement, which we refer to as the Nordea credit facility, with Nordea Bank, acting as administrative agent for various secured parties comprising itself and certain other lenders. The Nordea credit facility matures in April 2016 and consists of a $1.0 billion term loan and a $400.0 million revolving loan. The term loan amortizes in 32 quarterly installments commencing in July 2008. On March 31, 2009, we concluded an amendment agreement with the lenders and modified certain of the loan terms in order to comply with the financial covenants related to the collateral vessels' market values following the significant decline in the market and any potential non-compliance with the minimum liquidity covenant during the next twelve months. In addition, in accordance with the amended terms, the loan repayment schedule was modified to defer an amount of $150.5 million to the balloon installment due in 2016.

The current amended loan terms which are in effect until January 1, 2011 contain financial covenants requiring us to:

• Maintain a ratio of total debt, less cash and cash equivalents to aggregate book value of assets less cash and cash equivalents of no greater than 0.7 to 1.0 at all times. Under the credit facility, total debt is defined with respect to us and our consolidated subsidiaries as the aggregate sum of all indebtedness as reflected on our consolidated balance sheet;

• Maintain, at the end of each fiscal quarter, a ratio of EBITDA to gross interest expense for the four fiscal quarters ended as of the end of such quarter greater than 1.75 to 1.0;

• From and after our first fiscal quarter after April 2011, maintain at the end of each fiscal quarter a ratio of total net debt to EBITDA (where EBITDA is the annualized EBITDA from vessels acquired during the prior 12 months), for the four fiscal quarters ended as of the end of such quarter, of not greater than 6.0 to 1.0;

• Maintain, at the end of each fiscal quarter, a book net worth of greater than $750.0 million;

• During the waiver period, maintain a minimum of cash and cash equivalents of no less than $25.0 million and thereafter maintain a minimum of cash and cash equivalents of no less than $1.0 million per collateral vessel; and

• Ensure that the aggregate fair market value of the collateral vessels shall at all times be at least 65% of the sum of (i) the then aggregate outstanding principal amount of the credit facility and (ii) the unused commitment under the revolving loan, provided that we have 45 days to cure any default under this particular covenant so long as the default was not the result of a voluntary vessel disposition.

The amended Nordea credit facility requires us to apply, on a semi-annual basis not later than each January 1 and July 1 (commencing July 1, 2009), excess cash flow (determined for the period of the preceding six months ending on the above dates) within sixty days following the above dates as follows: first, one hundred percent (100%) to prepayment of all Deferred Option Principal, which is defined as the aggregate amount of deferred instalments outstanding from time to time; second, seventy percent (70%) of the then remaining excess cash flow shall be applied to the term loan repayment amounts in inverse order of maturity; and third, the balance of the remaining excess cash flow shall be used only to fund CAPEX and to build and maintain a CAPEX reserve account.

Under the amended Nordea credit facility, any net cash proceeds from equity issued by us, or New Equity, is required to be applied as follows: first, to repayment of all outstanding Deferred Option Principal, if any; second, fifty percent (50%) of the then remaining proceeds from New Equity to prepayment of outstanding amounts under the term loan of the amended Nordea credit facility; and third, the balance shall be used to build and maintain the capital expenditure reserve in the CAPEX reserve account, to the extent required.

A first priority mortgage over the vessel Sandra as well as a first assignment of vessel insurances and earnings have been provided as additional collateral. In addition, no dividends may be declared and paid until the loan outstanding balance is brought to the same levels as per the original schedule and no event of default exists, while no repurchase of notes may be effected unless through the concept of exchange offerings (i.e. without any cash outflow for us).

Credit Suisse Credit Facility

In November 2007, we entered into a senior secured credit agreement with Credit Suisse, which we refer to as the Credit Suisse credit facility, for an amount of $75.6 million in order to partly finance the acquisition cost of the Mairouli and July M. The loan, which bears interest at the London Interbank Offered Rate, or LIBOR, plus a margin, amortizes in quarterly equal installments through December 2022, plus a balloon payment together with the last instalment.

The Credit Suisse credit facility is guaranteed by the Company and secured by (among other assets) (i) a first priority mortgage over, and an assignment of insurances and earnings with respect to, each of the vessels Mairouli and July M, (ii) manager's undertakings and an assignment of management agreement for each of the two vessels, and (iii) account pledge agreements for each of the two vessels.

On March 31, 2009, we concluded a first supplemental agreement to the loan and modified certain of its terms in order to comply with the financial covenants that relate to the vessels' market values following the significant decline in the market.

The amended terms which are valid until January 1, 2011 contain financial covenants requiring us to:

• Maintain a ratio of total indebtedness, less cash and cash equivalents to total capitalization (total debt plus shareholder's equity adjusted by the book value of the fleet vessels), of no greater than 0.7 to 1.0 at all times;

• Maintain, on a trailing twelve months basis, a ratio of EBITDA to net interest expense greater than 1.75 to 1.0;

• Maintain a book net worth of at least $750.0 million;

• Maintain a minimum of cash and marketable securities of an amount not less than $25.0 million; and

• Ensure that the aggregate fair market value of the borrowers' vessels shall at all times be at least 65% of the sum of the loan.

In addition, until January 1, 2011, the amended Credit Suisse credit facility prohibits us from paying dividends or making any other distributions to our shareholders.

Equity Infusion

In connection with the Nordea loan amendment discussed above, entities affiliated with the family of our Chairman of the Board of Directors have invested an additional $45.0 million in the Company, which was applied against the balloon payment of the Nordea credit facility due in 2016. In exchange for their contribution, the entities received an aggregate of 25,714,286 shares of our Class A common stock and 5,500,000 warrants, exercisable no later than twelve months from their issuance. Each of the warrants may be exercised for one share of our Class A common stock at an exercise price of $3.50. The shares, the warrants and the shares issuable on exercise of the warrants are subject to 12-month lock-ups from March 31, 2009. The Company has the option to defer, again to the balloon payment in 2016, additional principal debt repayments in an amount of up to 100% of the equity contributed from this equity infusion, meaning the $45.0 million already received as well as any other equity investment by the above-mentioned affiliated entities during 2009 and 2010.

Stock based compensation

On July 8, 2009, the Board of Directors approved the grant of 2,000,000 shares of the Company's Class A common stock in the form of restricted stock to its chairman to be vested by 33.3% on July 8, 2009, December 31, 2009 and December 31, 2010.

Loan amendment

On July 31, 2009, the Company entered into an agreement with the lending bank of Hope Shipco LLC and Lillie Shipco LLC and amended their loan agreements by extending their repayment to August 21, 2009 and increasing the interest margin to 2.25% from August 1, 2009.

Loan Drawdown

On June 1, 2009, Christine ShipCo LLC drew down under its financing arrangements an amount of $5.1 million, representing 70% of the vessel's next installment to the shipyard. The remaining amount of approximately $2.2 million was contributed by the non-controlling interest partners.

Suspension of Dividend

On February 17, 2009, we announced that our Board of Directors had decided to suspend payment of dividends, including the dividend in respect to the fourth quarter of 2008. The dividend policy will be regularly assessed by the Board of Directors and will depend, among other things, on the Company's obligations, leverage, liquidity and capital resources and overall market conditions. Under our existing loan agreements, the resumption of our dividends is subject to consent by our lenders.

Dissolution of Oceanaut, Inc.

The Company held 18.9% of the outstanding common stock of Oceanaut, Inc., or Oceanaut, a blank check corporation that was organized in May 2006 under the laws of the Republic of the Marshall Islands and was formed to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry. At a special meeting held on April 6, 2009, Oceanaut's shareholders voted to approve the dissolution and liquidation of Oceanaut and, on April 15, 2009, we received approximately $5.2 million.

B. Liquidity and Capital Resources

We operate in a capital-intensive industry, which requires extensive investment in revenue-producing assets. We have historically financed our capital requirements with cash flow from operations, equity contributions from stockholders and long-term bank debt. Our principal use of funds has been capital expenditures to grow our fleet, maintain the quality of our dry bulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and pay dividends.

Our liquidity requirements relate to servicing our debt, funding investments in vessels (also refer to Loan Amendments below), funding working capital and maintaining cash reserves. Working capital, which is current assets minus current liabilities, including the current portion of long-term debt, amounted to a deficit of $108.4 million at June 30, 2009 compared to a deficit of $187.9 million at December 31, 2008, a decrease of 42.3%.

We believe that, based upon current levels of vessels' employment and cash flows from operations, we will have adequate liquidity to make required payments of principal and interest on our debt and fund working capital requirements at least through June 30, 2010.

Our long-term debt as of June 30, 2009 amounted to $1.4 billion, out of which $124.3 million are payable within the twelve months as of June 30, 2009, and we had no additional borrowing capacity under our existing credit facilities as amended. Included in the current portion of long-term debt is also $1.3 million of the loan balance of Christine Shipco LLC, one of our joint ventures, as a result of the non-compliance with the additional security clause of the secured loan agreement due to the decrease in the contract's fair market value. As of June 30, 2009 we have unused credit facilities under the respective secured loan agreement of Christine Shipco LLC amounting to $5.1 million for the construction of a new building vessel. However, given the non-compliance with the additional security clause and the possible further deterioration in vessel's market values, there is uncertainty that the remaining commitment may be available to us for withdrawal.

For a discussion of our capital expenditures and commitments under our joint venture agreements and such joint ventures financing arrangements, refer to Note 3 "General information and Acquisition of Quintana" and Note 6. "Long –term debt", respectively, to the consolidated financial statements.

Because of the recent global economic downturn that has affected the international dry bulk industry we may not be able to obtain bank financing or equity funds in order to finance our liquidity requirements. In order to increase our liquidity, we periodically evaluate transactions that may result in the sale of our older vessels.

Dividend Policy

In February 2009, our Board of Directors suspended the payment of dividends, so as to retain cash from operations and use it either to fund our operations or vessel acquisitions or service our debt, depending on market conditions and opportunities. We believe that this suspension will enhance our future flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace.

In addition, currently, our amended credit facilities require that we obtain prior written consent of the lenders before paying any dividends during the period covered by the respective waiver, and, as a result, we may need to seek the consent of lenders to make future dividend payments, if any.

Cash Flows

Our cash and cash equivalents decreased to $86.5 million as of June 30, 2009 compared to $109.8 million as of December 31, 2008. The decrease was primarily due to net cash used in financing activities of $93.1 million, as financed by net cash of $69.4 million generated from operating activities.

Operating Activities

The net cash from operating activities decreased by $65.9 million to $69.4 million during the six months ended June 30, 2009, compared to net cash from operating activities of $135.3 million during the same period of 2008. This decrease in net cash from operating activities is primarily attributable to the general decline in the hire rates prevailing in the market in late 2008 and during 2009.

Investing Activities

Net cash provided by investing activities was $0.3 million during the six months ended June 30, 2009, which is mainly the result of $3.7 million representing the sale proceeds of vessel Swift and $5.2 million representing Oceanaut's liquidation proceeds received offset by capital expenditures for the new-building vessels of $8.4 million.  Net cash used in investing activities during the six months ended June 30, 2008 amounted to $701.8 million and mainly consisted of $692.4 million relating to the acquisition cost of Quintana.

Financing Activities

Net cash used in financing activities was $93.1 million for the six months ended June 30, 2009 which was mainly the result of $141.7 million of loan repayments offset by the equity infusion of $45.0 million, loan drawdown of $5.1 million, joint ventures partners' contribution of $2.9 million and increase in restricted cash by $2.4 million.

Net cash provided by financing activities for the six months ended June 30, 2008 was $450.0 million which is mainly attributed to $1.4 billion of new loan proceeds partly offset by $817.8 million of loan repayments and principal payments accompanied by the payment of related financing costs of $15.0 million, mainly in connection with our acquisition of Quintana. In addition during the six months ended June 30, 2008, we paid $12.7 million of dividends.

Quantitative and Qualitative disclosures about market risk

Foreign Currency Risk

We expect to generate all of our revenue in U.S. Dollars. The majority or our operating expenses and management expenses are in U.S. Dollars. During the six month period ended June 30, 2009, approximately 19% of our operating expenses incurred were in currencies other than the U.S. Dollar, with the majority being denominated in Euros. This difference could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies, but we do not expect such fluctuations to be material. We do not currently hedge our exposure to foreign currency fluctuation and were not party to any foreign currency exchange contracts during the six-month periods ended June 30, 2008 and 2009. For accounting purposes, expenses incurred in Euros are translated into U.S. Dollars at the exchange rate prevailing on the date of each transaction.

Inflation Risk

Although inflation has had a moderate impact on our fleet's operating and voyage expenses in recent years, management does not consider inflation to be a significant risk to operating or voyage costs in the current economic environment. However, in the event that inflation becomes a significant factor in the global economy, inflationary pressures would result in increased operating, voyage and financing costs.

Interest Rate Risk

We are exposed to market risk from changes in interest rates, which could impact our results of operations and financial condition. Our objective is to manage the impact of interest rate changes on earnings and cash flows of our borrowings. We manage this exposure to market risk through the use of derivative financial instruments. In this respect, we use interest rate swaps to manage net exposure to interest rate fluctuations related to our borrowings and to lower our overall borrowing costs. The following table sets forth the sensitivity of our long-term debt in U.S. Dollars to a 100 basis points increase in LIBOR during the next five years:

Net Difference in Earnings and Cash Flows (in $ millions):

Year	Amount

2009	6.6
2010	8.4
2011	10.5
2012	9.5
2013	8.4

The Company has two interest rate swaps outstanding with a total notional amount of approximately $660.3 million as at June 30, 2009. These interest rate swap agreements do not qualify for hedge accounting, and changes in their fair values are reflected in the Company's earnings.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, trade accounts receivable and derivative contracts (interest rate swaps). The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition. The Company does not obtain rights to collateral to reduce its credit risk. The Company is exposed to credit risk in the event of non-performance by counter parties to derivative instruments; however, the Company limits its exposure by diversifying among counter parties with high credit ratings.

EXCEL MARITIME CARRIERS LTD.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2008 AND JUNE 30, 2009
(Expressed in thousands of U.S. Dollars – except for share and per share data)

ASSETS	December 31, 2008 (Note 1)	June 30, 2009 (Unaudited)

CURRENT ASSETS:
Cash and cash equivalents	$109,792	$86,511
Restricted cash	53	44
Accounts receivable trade, net	6,220	2,418
Accounts receivable, other	4,027	1,712
Due from related parties (Note 4)	221	79
Inventories	4,714	5,357
Prepayments and advances	2,023	2,862
Total current assets	127,050	98,983

FIXED ASSETS:
Vessels, net of accumulated depreciation of $165,686 and $226,606 (Note 5)	2,786,717	2,722,095
Office furniture and equipment, net of accumulated depreciation of $862 and $1,066	1,722	1,590
Advances for vessels under construction (Note 3)	106,898	115,305
Total fixed assets, net	2,895,337	2,838,990

OTHER NON CURRENT ASSETS:
Time charters acquired, net of accumulated amortization of $28,447 and $48,263 (Note 7)	264,263	244,447
Restricted cash	24,947	27,311
Investment in affiliate (Note 3)	5,212	-
Total assets	$3,316,809	$3,209,731

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Current portion of long-term debt, net of unamortized deferred financing fees (Note 6)	$220,410	$121,107
Accounts payable	6,440	7,540
Due to related parties (Note 4)	641	376
Deferred revenue	13,931	26,767
Accrued liabilities	33,362	22,470
Current portion of financial instruments (Note 12)	40,119	29,163
Total current liabilities	314,903	207,423

Long-term debt, net of current portion and net of unamortized deferred financing fees (Notes 2 and 6)	1,256,707	1,222,394
Time charters acquired, net of accumulated amortization of $233,967 and $438,413 (Note 7)	650,781	446,335
Financial instruments, net of current portion (Note 12)	41,020	30,974
Total liabilities	2,263,411	1,907,126

Commitments and contingencies (Note 13)	-	-

STOCKHOLDERS' EQUITY:
Preferred stock, $0.1 par value: 5,000,000 shares authorized, none issued	-	-
Common Stock, $0.01 par value; 100,000,000 Class A shares and 1,000,000 Class B shares authorized; 46,080,272 Class A shares and 145,746 Class B shares, issued and outstanding at December 31, 2008 and 71,667,134 Class A shares and 145,746 Class B shares, issued and outstanding at June 30, 2009 (Note 8)	461	718
Additional paid-in capital (Note 8)	944,207	994,354
Accumulated Other Comprehensive Loss	(74)	(74)
Retained Earnings	94,063	290,093
Treasury stock (115,529 Class A shares and 588 Class B shares at December 31, 2008 and June 30, 2009)	(189)	(189)
Excel Maritime Carriers Ltd. Stockholders' equity	1,038,468	1,284,902

Non-controlling interests (Notes 2 and 3)	14,930	17,703

Total stockholders' equity	1,053,398	1,302,605

Total liabilities and stockholders' equity	$3,316,809	$3,209,731

The accompanying notes are an integral part of these interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2008 (AS ADJUSTED) AND 2009
(Expressed in thousands of U.S. Dollars-except for share and per share data)

	2008	2009
	(as adjusted Note 1)
REVENUES:
Voyage revenues (Note 3)	$201,491	$191,245
Time charter amortization and write off (Note 7)	73,298	204,446
Revenue from managing related party vessels (Note 4)	465	277
Total revenues	275,254	395,968

EXPENSES:
Voyage expenses	10,144	9,877
Charter hire expense	6,836	16,281
Charter hire amortization (Note 7)	8,315	19,816
Commissions to a related party (Note 4)	1,822	1,025
Vessel operating expenses	28,127	42,210
Depreciation	37,641	61,266
Dry-docking and special survey costs (Note 2)	7,324	7,932
General and administrative expenses	14,832	16,865
	115,041	175,272
OTHER OPERATING INCOME:
Gain on sale of vessel (Note 5)	-	61

Operating income	160,213	220,757

OTHER INCOME (EXPENSES):
Interest and finance costs (Notes 2 and 6)	(23,476)	(32,674)
Interest income	4,625	242
Interest rate swap gains (Note 12)	17,631	8,185
Foreign exchange losses	(208)	(37)
Other, net	(133)	(177)
Total other income (expenses), net	(1,561)	(24,461)

Net income before taxes and income from investment in affiliate	158,652	196,296
US Source Income taxes	(489)	(353)
Net income before income from investment in affiliate	158,163	195,943

Income from Investment in affiliate	404	-

Net income	158,567	195,943
Less: Loss assumed by the non-controlling interests	51	87
Net income attributable to Excel Maritime Carriers Ltd.	$158,618	$196,030

Earnings per common share, basic (Note 11)	$5.31	$3.35
Weighted average number of shares, basic	29,895,936	58,480,526
Earnings per common share, diluted (Note 11)	$5.28	$3.27
Weighted average number of shares, diluted	30,048,407	59,935,790

The accompanying notes are an integral part of these interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
CONSOLIDATED UNAUDITED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2008 (AS ADJUSTED) AND 2009
(Expressed in thousands of U.S. Dollars)

	2008	2009
	(as adjusted Note 1)
Cash Flows from Operating Activities:
Net income	$158,618	$196,030
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	37,641	61,266
Amortization of debt discount	2,732	2,984
Amortization and write-off of deferred financing costs	1,978	1,978
Time charter revenue amortization and write-off, net of charter hire amortization expense	(64,983)	(184,630)
Gain on sale of vessel	-	(61)
Stock-based compensation expense	2,712	5,404
Non-controlling interests	(51)	(87)
Unrealized interest rate swap gains	(21,018)	(21,002)
Income from investment in affiliate	(404)	-
Changes in operating assets and liabilities:
Accounts receivable	(760)	6,117
Financial instruments settled in the period	499	-
Inventories	913	(643)
Prepayments and advances	(999)	(839)
Due from affiliate	105	-
Due from related parties	-	142
Accounts payable	1,495	1,100
Due to related parties	1,304	(265)
Accrued liabilities	9,236	(10,892)
Deferred revenue	6,302	12,836
Net Cash provided by Operating Activities	$135,320	$69,438

Cash Flows from Investing Activities:
Acquisition of Quintana, net of $81,970 cash acquired	(692,420)	-
Advances for vessels under construction	(8,820)	(8,407)
Additions to vessel cost	(341)	(114)
Proceeds from sale of vessel	-	3,735
Proceeds received from Oceanaut liquidation	-	5,212
Office furniture and equipment	(193)	(72)
Net cash provided by (used in) Investing Activities	$(701,774)	$262

Cash Flows from Financing Activities:
(Increase) decrease in restricted cash	(109,992)	(2,355)
Proceeds from long-term debt	1,405,642	5,067
Repayment of long-term debt	(817,845)	(141,707)
Payment of financing costs	(14,959)	(1,938)
Issuance of common stock	-	45,000
Share capital issuance costs	(120)	-
Contribution from non controlling interests	-	2,860
Dividends paid	(12,680)	-
Net cash provided by (used in) Financing Activities	$450,046	$(93,073)

Net decrease in cash and cash equivalents	(116,408)	(23,281)
Cash and cash equivalents at beginning of period	243,672	109,792
Cash and cash equivalents at end of period	$127,264	$86,511

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid during the period for:
Interest payments	$11,152	$33,761
U.S.Source Income Taxes	533	448
Non-cash financing activities:
Class A common stock issued as part of the consideration paid for the acquisition of Quintana	$682,333	$-

The accompanying notes are an integral part of these interim consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

1.       Basis of Presentation:

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of the management of Excel Maritime Carriers Ltd., all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of financial position, operating results and cash flows have been included in the financial statements. Interim results are not necessarily indicative of results that may be expected for the year ending December 31, 2009.

The 2008 financial information has been adjusted so the basis of presentation is consistent with that of the 2009 financial information. The adjustments reflect (i) the adoption of Statement of Financial Accounting Standards No. 160, "Non-controlling Interests in Consolidated Financial Statements — an amendment of Accounting Research Bulletin No.51" (ii) the application of the Financial Accounting Standards Board, or FASB, Staff Position No. APB 14-1, Accounting for Convertible Debt Instruments that may be Settled in Cash upon Conversion, or FSP APB 14-1, and (iii) the change in the method of accounting for dry docking and special survey costs, all of which are discussed in Note 2 below. These financial statements should be read in conjunction with the consolidated financial statements and footnotes thereto included in Excel Maritime Carriers Ltd.'s Audited Consolidated Financial Statements for the year ended December 31, 2008, as adjusted, as filed on Form 6-K dated June 1, 2009, to reflect the retrospective adoption of the changes in accounting as adopted by the Company January 1, 2009.

2.       Significant Accounting policies:

A discussion of the Company's significant accounting policies can be found in the Audited Consolidated Financial Statements for the fiscal year ended December 31, 2008, as filed on Form 6-K on June 1, 2009.

Newly adopted accounting pronouncements

a)
Effective January 1, 2009, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 160, Accounting and Reporting of Non-controlling Interest in Consolidated Financial Statements, an Amendment of ARB No. 51. SFAS No. 160 amends Accounting Research Bulletin ("ARB") No. 51, to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. This standard defines a non-controlling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to the Company. SFAS No. 160 requires, among other items, that a non-controlling interest be included in the consolidated statement of financial position within equity separate from the Company's equity; consolidated net income to be reported at amounts inclusive of both the Company's and non-controlling interest's shares and, separately, the amounts of consolidated net income attributable to the Company and non-controlling interest all on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained non-controlling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. The presentation and disclosure requirements of SFAS No. 160 were applied retrospectively.

b)
Effective January 1, 2009, the Company adopted FASB Staff Position, Accounting Principles Board 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) ("FSP APB 14-1"). FSP APB 14-1 requires issuers of convertible debt to account separately for the liability and equity components in a manner that reflects the issuers' non-convertible debt borrowing rate. The resulting debt discount is amortized over the period the debt is expected to be outstanding as additional non-cash interest expense.  FSP APB 14-1 requires retrospective restatement of all periods presented with the cumulative effect of the change in accounting principles on prior periods recognized in retained earnings as of the beginning of the first period presented.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

The Company adopted the provisions of FSP APB 14-1, effective January 1, 2009, and have applied those provisions in accounting and reporting for its convertible senior notes.

Change in method of accounting for dry docking and special survey costs

c)
Effective January 1, 2009, the Company changed the method of accounting for dry-docking and special survey costs from the deferral method, under which costs associated with the dry-docking and special survey of a vessel are deferred and charged to expense over the period to a vessel's next scheduled dry-docking, to the direct expense method, under which the dry-docking and special survey costs will be expensed as incurred. Management considers this as a preferable method because (i) it eliminates the subjectivity in the financial statements that occurs when determining which costs are eligible for deferral; such elimination of subjectivity enhances transparency in the balance sheet; (ii) is consistent with recent accounting policy and informal trends in the shipping industry and (iii) is consistent with the asset and liability framework as discussed in CON 6: Elements of Financial Statements a replacement of FASB Concepts Statement No. 3 (incorporating an amendment of FASB Concepts Statement No. 2).

With the exception of SFAS 160 which requires retrospective application only in the presentation and disclosure requirements, the other two accounting changes require retrospective application for all periods presented, and were effected  in the accompanying unaudited interim consolidated financial statements in accordance with  FASB Statement No. 154 "Accounting Changes and Error Corrections", which requires that an accounting change should be retrospectively applied to all prior periods presented, unless it is impractical to determine the prior period impacts. Accordingly, the previously reported financial information has been adjusted for all prior periods presented to account for these changes as follows:

Consolidated Balance sheets

	As of December 31, 2008			As of June 30, 2009
	As originally reported	As adjusted	Effect of change	As would be reported absent the accounting change	As reported	Effect of change
Increase (decrease)
Deferred assets, net	16,144	-	(16,144)	19,151	-	(19,151)
Total assets	3,332,953	3,316,809	(16,144)	3,228,882	3,209,731	(19,151)
Long-term debt, net of current portion and net of deferred financing fees	1,304,032	1,256,707	(47,325)	1,266,559	1,222,394	(44,165)
Minority interest	14,930	-	(14,930)	17,703	-	(17,703)
Non-controlling interests	-	14,930	14,930	-	17,703	17,703
Additional Paid-in capital	894,333	944,207	49,874	944,480	994,354	49,874
Retained earnings	112,756	94,063	(18,693)	314,953	290,093	(24,860)
Total Stockholders' equity	1,007,287	1,053,398	46,111	1,259,888	1,302,605	42,717
Total liabilities and Stockholders' equity	3,332,953	3,316,809	(16,144)	3,228,882	3,209,731	(19,151)

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

Consolidated Statements of Income
	For the six month periods ended June 30,
	2008			2009
	As originally reported	As adjusted	Effect of change	As would be reported absent the accounting change	As reported	Effect of change
Income (expense)
Amortization of deferred dry-docking and special survey costs	3,268	-	3,268	4,568	-	4,568
Dry-dock and special survey costs	-	7,324	(7,324)	31	7,932	(7,901)
Operating income	164,269	160,213	(4,056)	224,090	220,757	(3,333)
Interest and finance cost	(20,911)	(23,476)	(2,565)	(29,840)	(32,674)	(2,834)
Net income, before taxes	165,273	158,652	(6,621)	202,463	196,296	(6,167)
Net income after taxes and before income from investment in affiliate	164,784	158,163	(6,621)	202,110	195,943	(6,167)
Net income attributable to Excel Maritime Ltd.	165,239	158,618	(6,621)	202,197	196,030	(6,167)
Earnings per common share, basic	$5.53	$5.31	$(0.22)	$3.46	$3.35	$(0.11)
Earnings per common share, diluted	$5.50	$5.28	$(0.22)	$3.37	$3.27	$(0.10)

Consolidated Statements of Cash Flows
	For the six month periods ended June 30,
	2008			2009
	As originally reported	As adjusted	Effect of change	As would be reported absent the accounting change	As reported	Effect of change
Inflow(outflow)
Net income	165,239	158,618	(6,621)	202,197	196,030	(6,167)
Amortization of deferred dry-docking and special survey costs	3,268	-	(3,268)	4,568	-	(4,568)
Amortization of debt discount	-	2,732	2,732	-	2,984	2,984
Amortization and write off of deferred financing fees	2,145	1,978	(167)	2,128	1,978	(150)
Minority interest	(51)	-	51	(87)	-	87
Non-controlling interests	-	(51)	(51)	-	(87)	(87)
Dry-dock and special survey costs	(7,324)	-	7,324	(7,901)	-	7,901

d)
Effective January 1, 2009, the Company adopted SFAS 161, Disclosures about Derivative Instruments and Hedging Activities — an Amendment of FASB Statement No. 133, which amends and expands the disclosure requirements of FAS 133, Accounting for Derivative Instruments and Hedging Activities, with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under FAS 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments. FAS 161 relates to disclosures only and its adoption did not have any effect on the financial condition, results of operations or liquidity of the Company.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

e)
In May 2009, FASB issued FASB Statement No. 165 "Subsequent events" ("SFAS No. 165"). The objective of this Statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued.  In particular, this Statement sets forth: (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date.  SFAS No. 165 is effective for interim or annual financial periods ending after June 15, 2009. The adoption of SFAS No. 165 did not have a material effect on the Company's financial position and results of operations.

f)
In June 2008, FASB issued EITF Issue No. 07-5 "Determining Whether an Instrument (or Embedded Feature) Is Indexed to an Entity's Own Stock" ("EITF 07-5") to provide guidance for determining whether an equity-linked financial instrument (or embedded feature) is indexed to an entity's own stock. According to EITF 07-5 an instrument or embedded feature that is both indexed to an entity's own stock and potentially settled in shares may be exempt, if certain other criteria are met, from mark-to-market accounting of derivative financial instruments. EITF 07-5 addresses instruments with contingent and other adjustment features that may change the exercise price or notional amount or otherwise alter the payoff at settlement.  The Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The guidance in this Issue shall be applied to outstanding instruments as of the beginning of the fiscal year in which this Issue is initially applied. The cumulative effect of the change in accounting principle shall be recognized as an adjustment to the opening balance of retained earnings for that fiscal year, presented separately. The adoption of EITF 07-5 did not have any impact on the Company's financial position and results of operations.

g)
In April 2009, the FASB issued FASB Staff Position FAS 157-4, Determining Fair Value when the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions that are not Orderly ("FSP 157-4"). FSP 157-4 affirms that the objective of fair value when the market for an asset is not active is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. The FSP provides guidance for estimating fair value when the volume and level of market activity for an asset or liability have significantly decreased and determining whether a transaction was orderly. This FSP is applied prospectively and is effective for interim and annual periods ending after June 15, 2009. The adoption of this statement did not have any impact on the Company's financial condition and results of operations.

h)
In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments ("FSP 107-1").  FSP 107-1 requires an entity to provide the annual disclosures required by FASB Statement No. 107, Disclosures about Fair Value of Financial Instruments, in its interim consolidated financial statements.  This FSP is applied prospectively and is effective for interim and annual periods ending after June 15, 2009. The adoption of this statement did not have any impact on the Company's financial condition and results of operations.

New accounting pronouncements not yet effective

i)
In June 2009, the FASB issued FASB Statement No. 166, "Accounting for Transfers of Financial Assets — an amendment of FASB Statement No. 140" ("SFAS 166"). SFAS 166 eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor's interest in transferred financial assets. SFAS 166 will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009, and in interim periods within those fiscal years with earlier adoption prohibited. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

2.       Significant Accounting policies-continued

j)
In June 2009, the FASB issued SFAS 167, Amendments to FASB Interpretation No. 46(R) ("SFAS 167"). SFAS 167 eliminates FASB Interpretation 46(R)'s exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. SFAS 167 also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity's status as a variable interest entity, a company's power over a variable interest entity, or a company's obligation to absorb losses or its right to receive benefits of an entity must be disregarded in applying FASB Interpretation 46(R)'s provisions. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. SFAS 167 is effective as of the beginning of an enterprise's first fiscal year beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

k)
In June 2009, the FASB issued FASB Statement No. 168, "The FASB Accounting Standards Codification™ and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162". The objective of this Statement is to replace Statement 162 and to establish the FASB Accounting Standards Codification™ ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All guidance contained in the Codification carries an equal level of authority.  The Statement will be effective for financial statements issued for interim and annual periods ending after September 15, 2009, except for nonpublic nongovernmental entities that have not followed the guidance included in the AICPA Technical Inquiry Service (TIS) Section 5100, "Revenue Recognition," paragraphs 38–76. Those entities shall account for the adoption of that guidance as a change in accounting principle on a prospective basis for revenue arrangements entered into or materially modified in those fiscal years beginning on or after December 15, 2009, and interim periods within those years. If an accounting change results from the application of that guidance, an entity shall disclose the nature and reason for the change in accounting principle. On the effective date of this Statement, the Codification will supersede all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the Codification will become non-authoritative.

3.       General information and Acquisition of Quintana:

The accompanying unaudited interim consolidated financial statements include the accounts of Excel Maritime Carriers Ltd. and its wholly owned subsidiaries and consolidated joint ventures (collectively, the "Company" or "Excel"). Excel was formed in 1988, under the laws of the Republic of Liberia. The Company is engaged in the ocean transportation of dry bulk cargoes worldwide through the ownership and operation of bulk carrier vessels.

On January 29, 2008, the Company entered into an Agreement and Plan of Merger with Quintana Maritime Limited ("Quintana") and Bird Acquisition Corp. ("Bird"), a direct wholly-owned subsidiary of the Company. On April 15, 2008, the Company completed the acquisition of 100% of the voting equity interests in Quintana. As a result of the acquisition, Quintana operates as a wholly owned subsidiary of Excel under the name Bird. The Company began consolidating Quintana from April 16, 2008, as of which date the results of operations of Quintana are included in the Company's earnings.

The following pro forma consolidated financial information reflects the results of operations for the six month period ended June 30, 2008, as if the acquisition of Quintana had occurred at the beginning of the period presented and after giving effect to purchase accounting adjustments and to the accounting changes discussed in Note 2 above. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what operating results would have been had the acquisition actually taken place as of the beginning of the period presented.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.       General information and Acquisition of Quintana-continued

June 30, 2008
Pro forma revenues	$454,302
Pro forma operating income	254,860
Pro forma net income	215,541
Pro forma per share amounts:
Basic net income	$4.92
Diluted net income	$4.91

Following the acquisition of Quintana discussed above, the Company is the sole owner, except as otherwise noted, of all outstanding shares of the following ship-owning subsidiaries:

	Company	Country of Incorporation	Vessel name	Type	Year of Built
	Ship-owning companies with vessels in operation
1.	Iron Miner Shipco LLC	Marshall Islands	Iron Miner	Capesize	2007
2.	Iron Beauty Shipco LLC	Marshall Islands	Iron Beauty	Capesize	2001
3.	Kirmar Shipco LLC	Marshall Islands	Kirmar	Capesize	2001
4.	Lowlands Beilun Shipco LLC	Marshall Islands	Lowlands Beilun	Capesize	1999
5.	Sandra Shipco LLC (1)	Marshall Islands	Sandra	Capesize	2008
6.	Iron Brooke Shipco LLC	Marshall Islands	Iron Brooke	Kamsarmax	2007
7.	Iron Lindrew Shipco LLC	Marshall Islands	Iron Lindrew	Kamsarmax	2007
8.	Iron Manolis Shipco LLC	Marshall Islands	Iron Manolis	Kamsarmax	2007
9.	Coal Gypsy Shipco LLC	Marshall Islands	Coal Gypsy	Kamsarmax	2006
10.	Coal Hunter Shipco LLC	Marshall Islands	Coal Hunter	Kamsarmax	2006
11.	Pascha Shipco LLC	Marshall Islands	Pascha	Kamsarmax	2006
12.	Santa Barbara Shipco LLC	Marshall Islands	Santa Barbara	Kamsarmax	2006
13.	Iron Fuzeyya Shipco LLC	Marshall Islands	Iron Fuzeyya	Kamsarmax	2006
14.	Ore Hansa Shipco LLC	Marshall Islands	Ore Hansa	Kamsarmax	2006
15.	Iron Kalypso Shipco LLC	Marshall Islands	Iron Kalypso	Kamsarmax	2006
16.	Iron Anne Shipco LLC	Marshall Islands	Iron Anne	Kamsarmax	2006
17.	Iron Bill Shipco LLC	Marshall Islands	Iron Bill	Kamsarmax	2006
18.	Iron Vassilis Shipco LLC	Marshall Islands	Iron Vassilis	Kamsarmax	2006
19.	Iron Bradyn Shipco LLC	Marshall Islands	Iron Bradyn	Kamsarmax	2005
20.	Grain Express Shipco LLC	Marshall Islands	Grain Express	Panamax	2004
21.	Iron Knight Shipco LLC	Marshall Islands	Iron Knight	Panamax	2004
22.	Grain Harvester Shipco LLC	Marshall Islands	Grain Harvester	Panamax	2004
23.	Coal Pride Shipco LLC	Marshall Islands	Coal Pride	Panamax	1999
24.	Fianna Navigation S.A	Liberia	Isminaki	Panamax	1998
25.	Marias Trading Inc.	Liberia	Angela Star	Panamax	1998
26.	Yasmine International Inc.	Liberia	Elinakos	Panamax	1997
27.	Fearless Shipco LLC (2)	Marshall Islands	Fearless I	Panamax	1997
28.	Barbara Shipco LLC (2)	Marshall Islands	Barbara	Panamax	1997
29.	Linda Leah Shipco LLC (2)	Marshall Islands	Linda Leah	Panamax	1997
30.	King Coal Shipco LLC (2)	Marshall Islands	King Coal	Panamax	1997
31.	Coal Age Shipco LLC (2)	Marshall Islands	Coal Age	Panamax	1997
32.	Iron Man Shipco LLC (2)	Marshall Islands	Iron Man	Panamax	1997
33.	Amanda Enterprises Ltd.	Liberia	Happy Day	Panamax	1997
34.	Coal Glory Shipco LLC (2)	Marshall Islands	Coal Glory	Panamax	1995
35.	Fountain Services Ltd.	Liberia	Powerful	Panamax	1994
36.	Teagan Shipholding S.A.	Liberia	First Endeavour	Panamax	1994
37.	Tanaka Services Ltd.	Liberia	Rodon	Panamax	1993
38.	Whitelaw Enterprises Co.	Liberia	Birthday	Panamax	1993
39.	Candy Enterprises Inc.	Liberia	Renuar	Panamax	1993

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.       General information and Acquisition of Quintana-continued
	Company	Country of Incorporation	Vessel name	Type	Year of Built
	Ship-owning companies with vessels in operation
40.	Harvey Development Corp.	Liberia	Fortezza	Panamax	1993
41.	Minta Holdings S.A.	Liberia	July M	Supramax	2005
42.	Odell International Ltd.	Liberia	Mairouli	Supramax	2005
43.	Ingram Limited	Liberia	Emerald	Handymax	1998
44.	Castalia Services Ltd.	Liberia	Princess I	Handymax	1994
45.	Snapper Marine Ltd.	Liberia	Marybelle	Handymax	1987
46.	Barland Holdings Inc.	Liberia	Attractive	Handymax	1985
47.	Centel Shipping Company Limited	Cyprus	Lady	Handymax	1985

Ship-owning companies with vessels under construction
48.	Christine Shipco LLC (3)	Marshall Islands	Christine	Capesize	Tbd 2010
49.	Hope Shipco LLC (4)	Marshall Islands	Hope	Capesize	Tbd 2010
50.	Lillie Shipco LLC (4)	Marshall Islands	Lillie	Capesize	Tbd 2010
51.	Fritz Shipco LLC (4) (5)	Marshall Islands	Fritz	Capesize	Tbd 2010
52.	Benthe Shipco LLC (4) (5)	Marshall Islands	Benthe	Capesize	Tbd 2010
53.	Gayle Frances Shipco LLC (4) (5)	Marshall Islands	Gayle Frances	Capesize	Tbd 2010
54.	Iron Lena Shipco LLC (4) (5)	Marshall Islands	Iron Lena	Capesize	Tbd 2010

(1)	Formerly Iron Endurance Shipco LLC.

(2)	Indicates a Company whose vessel was sold to a third party in July 2007 and subsequently leased back under a bareboat charter.

(3)	Christine Shipco LLC is owned 42.8% by the Company.

(4)	Consolidated joint venture owned 50% by the Company.

(5)	No refund guarantees have yet been received for the newbuilding contracts owned by these subsidiaries. These vessels may be delayed in delivery or may never be delivered at all.

The following wholly-owned subsidiaries have been established to acquire vessels, although vessels have not yet been identified:

	Company	Country of Incorporation
55.	Magalie Investments Corp.	Liberia
56.	Melba Management Ltd.	Liberia
57.	Naia Development Corp.	Liberia

In addition, the Company is the sole owner of the following non-shipowning subsidiaries:

	Company	Country of Incorporation
58.	Maryville Maritime Inc. (1)	Liberia
59.	Point Holdings Ltd. (2)	Liberia
60.	Thurman International Ltd. (3)	Liberia
61.	Bird Acquisition Corp (4)	Marshall Islands
62.	Quintana Management LLC (5)	Marshall Islands
63.	Quintana Logistics LLC (6)	Marshall Islands
64.	Pisces Shipholding Ltd. (7)	Liberia
65.	Liegh Jane Navigation S.A. (8)	Liberia

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.       General information and Acquisition of Quintana-continued

(1)	Maryville Maritime Inc. is a management company that provides the commercial and technical management of Excel's vessels and 2 vessels owned by the Company's chairman.

(2)	Point Holdings Ltd. is the parent company (100% owner) of one Cypriot and sixteen Liberian ship-owning companies and five Liberian non ship-owning companies.

(3)	Thurman International Ltd. is the parent company (100% owner) of Centel Shipping Company Limited, the owner of M/V Lady.

(4)
Bird Acquisition Corp. ("Bird") is the parent company (100% owner) of 30 Marshall Islands ship-owning companies. Bird is also a joint-venture partner in seven Marshall Island ship-owning companies, six of which are 50% owned by Bird and one 42.8% owned by Bird. Bird is the successor-in-interest to Quintana Maritime Ltd.

(5)
Quintana Management LLC was the management company for Quintana's vessels, prior to the merger on April 15, 2008. It no longer provides management services to any of Excel's vessels, nor to any third party vessels.

(6)	Quintana Logistics was incorporated in 2005 to engage in chartering operations, including contracts of affreightment. It has no operations since the merger.

(7)	Previously the owning company of Goldmar, a vessel sold during 2006. The Company is currently in the process of being dissolved.

(8)	Previously the owning company of Swift, a vessel sold in March 2009 (Note 5).

In addition, as of March 31, 2009 the Company also owned 18.9% of the outstanding common stock of Oceanaut Inc. ("Oceanaut"), a corporation in the development stage, organized on May 3, 2006 under the laws of the Republic of the Marshall Islands. Oceanaut was formed to acquire, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, vessels or one or more operating businesses in the shipping industry. Approximately 3.8% of Oceanaut was held by certain of the Company's officers and directors. On April 6, 2009, Oceanaut's shareholders approved its dissolution and liquidation and Oceanaut is currently in the process of being dissolved. In connection with Oceanaut's dissolution, the Company received an amount of approximately $5.2 million on April 15, 2009.

During the six months ended June 30, 2008 and 2009 two charterers individually accounted for more than 10% of the Company's voyage revenues as follows:

Charterer	2008	2009
A	16%	34.9%
B	-	10.8%

Consolidated Joint Ventures

Following the acquisition of Quintana, the Company is a party to seven joint venture agreements for the formation of joint venture ship-owning companies. Christine Shipco LLC is owned 42.8% by the Company and 28.6% by each of Robertson Maritime Investors LLC ("RMI") and AMCIC Cape Holdings LLC ("AMCIC"), both affiliates to certain members of the Company's Board of Directors. Each of the other six joint ventures, Lillie Shipco LLC, Hope Shipco LLC, Fritz Shipco LLC, Benthe Shipco LLC, Gayle Frances Shipco LLC, and Iron Lena Shipco LLC is owned 50% by the Company and 50% by AMCIC.

Each of the joint ventures was formed to be the owner of a newbuilding Capesize drybulk carrier, under specific construction contracts or MOAs signed for a total contract price of $542.1 million and $2.8 million of extra cost. Advance payments under the contracts amounted to $68.8 million as of June 30, 2009, of which $15.3 million were paid subsequent to the acquisition of Quintana. Included in the above amount are also $7.2 million, representing Christine Shipco's scheduled instalment to the shipyard, paid during the six month period ended June 30, 2009. The instalment was financed through a loan drawdown of $5.1 million (Note 6) and a contribution from non-controlling interest partners of $2.2 million.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

3.       General information and Acquisition of Quintana-continued

The Company has issued performance guarantees on behalf of Lillie Shipco LLC and Hope Shipco LLC, which guarantee the performance of each joint venture's obligations and responsibilities under the newbuilding contracts. In particular, the Company has guaranteed the payment of the contract price of the relevant vessels if the joint ventures are in default under the terms of the contract. The contract prices for the newbuildings are $80.6 million and $80.1 million respectively. The guarantees expire on delivery of the vessels to each joint venture. If the sellers of the vessels were to make demand under the guarantees, the Company would have recourse against AMCIC for breach of the agreement governing the rights and obligations of the joint venture partners.

No refund guarantees have been received for 4 newbuildings of the joint venture ship-owning companies Fritz Shipco LLC, Benthe Shipco LLC, Gayle Frances Shipco LLC, and Iron Lena Shipco LLC, and the construction of these vessels has not commenced yet. Therefore, these vessels may be delivered late or not delivered at all. Until the refund guarantee is received, no instalments will be made. The Company has pledged no assets as collateral for the joint ventures' obligations.

4.       Transactions with Related Parties:

Excel Management Ltd.

The Company has a brokering agreement with Excel Management Ltd., under which Excel Management Ltd. acts as the Company's broker to provide services for the employment and chartering of the Company's vessels, for a commission fee equal to 1.25% of the revenue of each contract Excel Management Ltd. has brokered.  The agreement was effective January 1, 2005 for an initial period of one year and is automatically extended for successive one year periods, unless written notice by either party is given at least one year prior to the commencement of the applicable one year extension period. Commissions charged by Excel Management Ltd. during the six month periods ended June 30, 2008 and 2009 amounted to $1,822 and $1,025, respectively and are separately reflected in the accompanying consolidated unaudited statements of income. Amounts due to Excel Management Ltd. as at December 31, 2008 and June 30, 2009 were $175 and $287, respectively, and are included in due to related parties in the accompanying consolidated balance sheets.

Maryville (Note 3) provides shipping services to certain related ship-owning companies, which are affiliated with the Chairman of the Company's Board of Directors. The revenues earned for the six month periods ended June 30, 2008 and 2009 amounted to $465 and $277, respectively and are separately reflected in the accompanying consolidated unaudited statements of income. Amounts due to such related companies as of December 31, 2008 and June 30, 2009 were $466 and $89, respectively and are included in due to related parties in the accompanying consolidated balance sheets. In addition, there was also a receivable from certain of the companies amounting to $221 and $79 as of December 31, 2008 and June 30, 2009, respectively. Such amounts are separately reflected in the accompanying consolidated balance sheets.

In addition, Maryville provides technical and supervision support to the construction of each of the existing joint venture vessels for $60 per annum per vessel, starting from the effective date of the joint venture agreements until their respective delivery.

5.       Sale of vessel:

Based on a Memorandum of Agreement dated February 20, 2009, vessel Swift was sold for net proceeds of approximately $3.7 million. As of December 31, 2008, the vessel's value was impaired and written down to its fair value which approximated the sale proceeds. The vessel was delivered to her new owners on March 16, 2009. Following the sale of the vessel, an amount of $4.6 million was repaid under the $1.4 billion loan discussed in Note 6 below.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.       Long-Term Debt:

The following table summarizes the Company's long-term debt:

Description	December 31, 2008 (as adjusted)	June 30, 2009
Long-term loans, net of unamortized deferred financing costs of $14.9 million and $15.1 million, respectively	1,331,510	1,189,617
Credit facilities of consolidated joint ventures, net of unamortized deferred financing costs of $0.1 million and $0.1 million, respectively	42,932	48,049
1.875% Convertible Senior Notes due 2027, net of unamortized financing costs of $2.6 million and $2.5 million, respectively	102,675	105,835
	1,477,117	1,343,501
Less: Current portion of long-term debt, net of unamortized deferred financing costs of $3.5 million and $3.2 million respectively	(220,410)	(121,107)
Long-term debt, net of current portion	1,256,707	1,222,394

As discussed in Note 1, in May 2008, the FASB issued FSP APB 14-1 which requires that the liability and equity components of convertible debt instruments that may be settled in cash upon conversion (including partial cash settlement) be separately accounted for in a manner that reflects an issuer's nonconvertible debt borrowing rate. As a result, the liability component is recorded at a discount reflecting its below market coupon interest rate, and is subsequently accreted to its par value over its expected life, with the rate of interest that reflects the market rate at issuance being reflected in the results of operations. The Company adopted FSP APB 14-1 on January 1, 2009 as its convertible senior notes are within the scope of the standard.  These financial statements have applied FSP APB 14-1 on a retrospective basis, whereby the prior period results have been adjusted. The Company applied a nonconvertible borrowing rate of 8.64% which resulted in the recognition of a discount on the convertible senior notes totalling $51,456, with the offsetting amount recognized as a component of additional paid-in capital. The recognized discount is amortized through October 2014.

Long-term loans

On March 31, 2009, the Company concluded an amended agreement in relation to its $1.4 billion loan facility and modified certain of its terms in order to comply with the financial covenants related to the collateral vessels' market values following the significant decline prevailing in the market and any potential non-compliance with the minimum liquidity covenant. The amended terms which were effective from December 4, 2008 and valid until January 1, 2011 contain financial covenants requiring the Company to maintain minimum liquidity of $25.0 million, maintain a leverage ratio based on book values of not greater  than 70%, maintain a book net worth of not less that $750.0 million, maintain a ratio of EBITDA to gross interest of not less than 1.75: 1.0 and maintain an aggregate fair market value of the collateral vessels at all times not less than 65% of  the sum of (i) the aggregate outstanding principal amount of the term loan and (ii) the unused commitment under the revolving loan.

In addition, in accordance with the amended terms, the loan margin increased to 2.5% and the loan repayment schedule was modified to defer an amount of $150.5 million in the balloon payment which will be decreased by excess cash flows and equity injections. As part of the loan amendment, the permitted holders as defined in the loan agreement (the "Permitted Holders") should inject not less than $50.0 million of new equity in the form of shares issuance and warrants exercisable no later than twelve months from their issuance. Any shortfall resulting from the non exercisability of the warrants will be covered through new equity raised by the Company. In this respect, on March 31, 2009, the Company received an amount of $45.0 million as proceeds for the issuance of 25,714,286 Class A shares and 5,500,000 warrants, with an exercise price of $3.50 per warrant, to two companies owned and controlled by entities affiliated with the family of the Company's Chairman of the Board of Directors (Note 8). The proceeds were used to prepay a portion of the balloon payment of the $1.4 billion facility on April 1, 2009.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.       Long-Term Debt-continued

During the waiver period the Company shall have the option to declare the deferral of additional one or more instalments ("Deferred Option Principal") up to an aggregate amount equal to the paid-in equity of the Permitted Holders, subject to (i) an increase in the margin of  0.05% as long as any deferrals are outstanding, (ii) 100% of new equity and excess cash proceeds, accumulated after the date of declaring the deferral option, being used towards payment of deferral option amounts as long as deferral options are outstanding, and (iii) deferral options are only permitted if all covenants are being met.

The loan terms also provide that any excess cash flow as defined in the amended agreement, will be firstly applied against any Deferred Option Principal, the 70% of the remaining excess cash flow against the term loan repayments and the remainder 30% to build and maintain in a pledged account  (included in restricted cash in the accompanying 2009 unaudited consolidated balance sheet) a capex reserve of up to $50.0 million, which is to be funded also through  new equity, to specifically finance the three newbuildings discussed under Note 3 above.  Any amounts left in this reserve after dealing with the three newbuildings will be applied against the deferred payments.

A first priority mortgage over the vessel Sandra, as well as a first assignment of vessel insurances and earnings has been provided as additional security for the amended $1.4 billion facility. In addition, no dividends may be declared and paid until the loan outstanding balance is brought to the same levels as per the original schedule and no event of default exists, while no repurchase of convertible notes may be effected unless through the concept of exchange offerings (i.e. without any cash outflow for the Company).

In addition, on March 31, 2009, the Company concluded a first supplemental agreement to its term loan of $75.6 million with Credit Suisse and modified certain of its terms in order to comply with the financial covenants that relate to the vessels' market values following the significant decline in the vessel's fair market values. The amended terms which were effective from December 4, 2008 and valid until January 1, 2011 contain financial covenants requiring the Company to maintain minimum liquidity of $25.0 million, maintain a leverage ratio based on book values of not greater than 70%, maintain a book net worth of not less than $750.0 million, maintain a ratio of EBITDA to gross interest of not less than 1.75: 1.0 and maintain an aggregate fair market value of the borrowers' vessels at all times not less than 65% of the sum of the loan. The loan margin increased to 2.25%.

Following the amendatory agreements described above, the Company was in compliance with all of the applicable debt covenants at June 30, 2009. In addition, based upon projected operating results, management believes it is probable that the Company will meet the financial covenants of the loan agreements discussed above, as amended, at future covenant measurement dates. Accordingly, in accordance with the provisions of  SFAS No. 78 "Classification of Obligations That Are Callable by the Creditor—an amendment of ARB No. 43, Chapter 3A", EITF 86-30 " Classification of Obligation When a Violation is Waived by the Creditor and  SFAS No. 6 "Classification of Short-Term Obligations Expected to Be Refinanced—an amendment of ARB No. 43, Chapter 3A", all amounts not due within the next twelve months under the amended loan terms, have been classified as long-term liabilities.

The Company incurred $1.9 million of financing fees in relation to the above loan amendments which are deferred and amortized over the term of the amended loan agreements using the effective interest method.

Credit Facilities of Consolidated Joint Ventures

On June 1, 2009, an amount of $5.1 million has been drawndown under Christine ShipCo LLC loan agreement, representing 70% of the vessel's next instalment to the shipyard (Note 3).

In relation to the credit facilities of the joint ventures, as of June 30, 2009, the borrowers did not meet the additional security clause as provided in the loan agreements and as such an amount of $1.3 million was classified in current portion of long-term debt. Included in such current portion are the balances outstanding under Lillie Shipco LLC and Hope Shipco LLC loan agreements amounting to $27.9 million which were repayable according to the loan terms in July 2009 (Note 14).

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

6.      Long-Term Debt-continued

As of June 30, 2009, the following repayments of principal are required over the next five years and through out their term for the Company's debt facilities, including the credit facilities of the consolidated joint ventures:

Period	Principal Repayment
July 1, 2009 to June 30, 2010	124,319
July 1, 2010 to December 31, 2010	57,102
January 1, 2011 to December 31, 2011	97,200
January 1, 2012 to December 31, 2012	104,200
January 1, 2013 to December 31, 2013	104,200
January 1, 2014 thereafter	915,799
1,402,820
Less: Unamortized debt discount of the 1.875% Unsecured Convertible Senior Notes	(41,710)
Total	1,361,110

Interest expense for the six month periods ended June 30, 2008 and 2009 for all facilities discussed above amounted to $17.4 million and $26.1 million, respectively and is included in interest and finance costs in the accompanying unaudited consolidated statements of income. Of the 2009 amount, $0.6 million has been capitalized under vessels under construction.

7.       Time Charters acquired:

Upon Quintana's acquisition, the Company assumed its fleet's then existing time charters and recognized an asset of $292.7 million relating to the fair value of the favorable charter-in contracts (bareboat charters – Company being the lessee) and a liability of $884.7 million relating to the fair value of the unfavorable charters – Company being the lessor. The intangible asset recognized for the fair value of the favorable charter-in contracts relates to the value of the time charters on seven vessels acquired upon acquisition which were previously sold and leased back by Quintana under eight-year term bareboat charters.  The intangible liability recognized for the unfavorable charters assumed relates to Quintana's owned fleet, certain new buildings and the seven vessels discussed above, that were subject to operating leases (charters) at the date of acquisition. The intangible asset or liability, which represents an adjustment to reflect the fair market value of the charters, was determined by comparing the discounted cash flows under the existing charters with those that could be reached in the current market for the remaining charter period.

Such intangible assets and liabilities are amortized over the remaining term of the related charters as an increase in charter hire expense and revenue, respectively and are classified as non current in the accompanying consolidated balance sheets. Such amortization for the six month periods ended June 30, 2008 and 2009 amounted to $8.3 million and $19.8 million, respectively and $73.3 million and $204.4 million, respectively and is separately reflected as charter hire amortization and time charter amortization, respectively. Included in the time charter amortization for the six month period ended June 30, 2009 is an amount of $51.5 million related to the accelerated amortization of the deferred liability related to vessels Sandra and Coal Pride due to the termination of their time charters that were assumed by the Company upon acquiring Quintana.  The amortization schedule of these assets and liabilities for the years to follow until they expire is as follows:

	Amortization
Period	Asset	Liability
July 1, 2009 to June 30, 2010	40,243	289,180
July 1, 2010 to December 31, 2010	20,287	115,224
January 1, 2011 to December 31, 2011	40,243	18,352
January 1, 2012 to December 31, 2012	40,353	8,749
January 1, 2013 to December 31, 2013	40,243	4,852
January 1, 2014 and thereafter	63,078	9,978
Total	244,447	446,335

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

8.       Changes in capital accounts:

Issuance of shares: As part of the equity infusion discussed in Note 6 above, on March 31, 2009, the Company issued 25,714,286 Class A shares and 5,500,000 warrants to two companies owned and controlled by entities affiliated with the family of the Company's Chairman of the Board of Directors. The warrants, which are exercisable at a price of $3.50 per warrants, have not been exercised as of June 30, 2009.

In addition, on June 22, 2009, 180,000 shares of the Company's Class A common stock were issued in relation to stock based awards granted to certain of the Company's executive officers as discussed in Note 9 below.

Adoption of recently accounting pronouncements: The effect of the adoption, as of January 1, 2009, of FSP No. APB 14-1, Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement) was an increase in additional paid-in capital of approximately $49.9 million, while the adoption of the Statement of Financial Accounting Standards No. 160 (SFAS 160) "Non-controlling Interests in Consolidated Financial Statements", an amendment of ARB No. 51 resulted in an amount of approximately $14.9 million being reflected under stockholders' equity.

9.      Stock Based Compensation:

On March 11, 2009, the Board of Directors approved the grant of 180,000 shares of the Company's Class A common stock in the form of restricted stock to its executive officers to be vested by 33.3% on each period ending June 30, 2009, 2010 and 2011. On May 20, 2009, the Board of Directors approved an amendment to the grant and all the 180,000 shares awarded vest on July 1, 2009. During the six month period ended June 30, 2009, 307,424 share awards were forfeited and 14,978 share awards were vested. At June 30, 2009, the total outstanding stock based awards were 710,443 with an unrecognized cost of $5.5 million which will be recognized through December 31, 2012.

10.       Dividends:

In February 2009 the Company's Board of Directors decided to suspend the dividend in light of the challenging conditions both in the freight market and the financial environment. The suspension of dividend was effective from the dividend of the fourth quarter of 2008 and aimed at preserving cash and enhancing the Company's liquidity.

11.       Earnings per share:

Basic earnings per common share are computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per common share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised. During the six month periods ended June 30, 2008 and 2009, the denominator of the diluted earnings per share calculation includes the incremental shares assumed issued under the treasury stock method weighted for the period the shares were outstanding, with respect to the non vested share awards outstanding as of June 30, 2008 and the warrants outstanding as of June 30, 2009. The Company calculates the number of shares outstanding for the calculation of basic and diluted earnings per share as follows:

	Six-month period ended June 30,
	2008	2009
Net income for Basic and Diluted Earnings per share
Net income for the period	158,618	196,030

Weighted average common shares outstanding, basic	29,895,936	58,480,526
Add: Dilutive effect of non vested shares	152,471	-
Add: Dilutive effect of warrants	-	1,455,264
Weighted average common shares, diluted	30,048,407	59,935,790

Earnings per share, basic	$5.31	$3.35
Earnings per share, diluted	$5.28	$3.27

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

11.       Earnings per share-continued

In relation to the Convertible Senior Notes due 2027, the notes holders are only entitled to the conversion premium if the share price exceeds the market price trigger of $88.73 and thus, until the stock exceeds such conversion price, the instrument will not be settled in shares and only the portion in excess of the principal amount will be settled in shares. As of June 30, 2008 and 2009, none of the shares were dilutive since the average share price for the six-month periods ended June 30, 2008 and 2009 did not exceed the conversion price.

12.    Financial Instruments:

The Company is exposed to interest rate fluctuations associated with its variable rate borrowings and its objective is to manage the impact in cash flows of its borrowings. In this respect, the Company uses interest rate swaps to manage net exposure to interest rate fluctuations related to its borrowings and to lower its overall borrowing costs.   These swaps do not meet hedge accounting criteria and accordingly changes in their fair values are reported in earnings. Realized and unrealized gains and losses in the accompanying unaudited consolidated statements of income are analyzed as follows:

	June 30,
	2008	2009
Realized losses	(3,387)	(12,816)
Unrealized gains	21,018	21,001
Total gains	17,631	8,185

The above realized and unrealized gains or losses are included in Interest rate swap gains in the accompanying unaudited consolidated statements of income.

The fair values of the interest rate swaps determined through Level 2 of the fair value hierarchy as defined in SFAS No. 157 "Fair Value Measurements" are derived principally from or corroborated by observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

The estimated fair value of the Convertible Senior Notes, which represents the tradeable value of the notes, determined through Level 2 inputs of the fair value hierarchy, is approximately $61.5 million.

The carrying values of cash, accounts receivable and accounts payable are reasonable estimates of their fair values due to the short-term nature of those financial instruments. The fair values of long-term bank loans approximate the recorded values due to the variable interest rates payable.

13.       Commitments and Contingencies:

a)
Various claims, suits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company's protection and indemnity (P&I) insurance coverage for pollution is $1 billion per vessel per incident.

EXCEL MARITIME CARRIERS LTD.
Notes to Unaudited Interim Consolidated Financial Statements
June 30, 2009
(Expressed in thousands of United States Dollars – except for share and per share data, unless otherwise stated)

13.       Commitments and Contingencies-continued

b)
The Company is a defendant in an action commenced in the Supreme Court of the State of New York, New York County by the Company's former Chief Executive Officer, Mr. Christopher I. Georgakis, who has resigned in February 2008, on August 21, 2008 entitled Georgakis v. Excel Maritime Carriers, Ltd., Index No. 650322/08. In his Complaint, Mr. Georgakis alleges that the Company is liable for breach of a November 1, 2004 Stock Option Agreement, common law fraud in connection with the Stock Option Agreement and for defamation arising from a Report on Form 6-K submitted to the SEC. Mr. Georgakis seeks at least $14.8 million in compensatory damages, at least $5.0 million in punitive damages and attorneys' fees and costs. On January 2, 2009, the Company made a motion to dismiss the action for lack of personal jurisdiction and for forum non conveniens.

The Company believes that it has strong defenses to the claims and intends to vigorously defend the action on the merits if the case is dismissed on jurisdictional grounds and is pursued by Mr. Georgakis in a jurisdiction other than New York, or if the Court retains jurisdiction in New York and accordingly has not accrued for any loss contingencies with this respect. However, the ultimate outcome of this case cannot be presently determined.

14.       Subsequent Events:

As of August 4, 2009, the date the financial statements were available to be issued, the following subsequent events occurred:

a)	Loan payments: Subsequent to June 30, 2009, the Company paid loan installments amounting to $22.5 million in total.

b)
Stock based compensation: On July 8, 2009, the Board of Directors approved the grant of 2,000,000 shares of the Company's Class A common stock in the form of restricted stock to its chairman to be vested by 33.3% on July 8, 2009, December 31, 2009 and December 31, 2010. The restricted stock granted will be recognized as expense over the vesting period based on its fair value on the grant date.

c)
Loan amendment: On July 31, 2009, the Company entered into an agreement with the lending bank of Hope Shipco LLC and Lillie Shipco LLC and amended their loan agreements by extending their repayment to August 21, 2009 and increasing the interest margin to 2.25% from August 1, 2009.

SK 02545 0001 1019753